UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                        	Aleris International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    014477103
                                 (CUSIP Number)

                                 March 15, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 014477103


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Brahman Capital Corp.

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 2,044,200
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,044,200

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             2,044,200

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.00%

       12.   Type of Reporting Person (See Instructions) CO;IA


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                               CUSIP No. 014477103


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Brahman Management, LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,289,500
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  1,289,500

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             1,289,500

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.42%

       12.   Type of Reporting Person (See Instructions) OO;IA

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                               CUSIP No. 014477103


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Peter Hochfelder

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 2,044,200
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,044,200

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,044,200

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.00%

       12.   Type of Reporting Person (See Instructions) IN

				CUSIP No. 014477103


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Robert Sobel

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 2,044,200
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,044,200

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,044,200

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.00%

       12.   Type of Reporting Person (See Instructions) IN

			CUSIP No. 014477103


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Mitchell Kuflik

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [X] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 2,044,200
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,044,200

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,044,200

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.00%

       12.   Type of Reporting Person (See Instructions) IN

Item 1. (a)  Issuer: Aleris International, Inc.

             1.      Address:
                     25825 SCIENCE PARK DRIVE
		     SUITE 400
		     BEACHWOOD OH 44122



Item 2. (a)  Name of Person Filing:
             Brahman Capital Corp.
	     Brahman Management, LLC
             Peter Hochfelder
	     Robert Sobel
	     Mitchell Kuflik

        (b)  Address of Principal Business Offices:

             350 Madison Ave.
	     22nd Floor
	     New York, NY 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 014477103

Item 3.

        Brahman Capital Corp and Brahman Management, LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E).
        Peter Hochfelder, Robert Sobel,and Mitchell Kuflik are control persons in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Reporting persons are holding 7.00% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to less than five percent of the class.

         Brahman Capital Corp and Brahman Management LLC hold shares on behalf
	 of Brahman Partners II, LP (234,700 shares), Brahman Partners III, LP
         (242,300 shares), Brahman Institutional Partners LP (230,200 shares),
	 By Partners, LP (450,600 shares),Brahman CPF Partners LP (131,700 shares),
         Brahman Partners II Ofshore (668,500 shares) and a Managed Account
	 (86,200).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2005
                                       Brahman Capital Corp

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder
                                       Title: President

                                       Brahman Management, LLC

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder
                                       Title: Managing Member


                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder


				       By: /s/ Robert J. Sobel
                                       --------------------------
                                       Name:  Robert J. Sobel


				       By: /s/ Mitchell A. Kuflik
                                       --------------------------
                                       Name:  Mitchell A. Kuflik


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated March 23, 2005, (the "Schedule 13G"), with respect to the Common Stock, par value $.001 per share, of Aleris International, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of March, 2005.

 				       Brahman Capital Corp

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder
                                       Title: President

                                       Brahman Management, LLC

                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder
                                       Title: Managing Member


                                       By: /s/ Peter A. Hochfelder
                                       --------------------------
                                       Name:  Peter A. Hochfelder


				       By: /s/ Robert J. Sobel
                                       --------------------------
                                       Name:  Robert J. Sobel


				       By: /s/ Mitchell A. Kuflik
                                       --------------------------
                                       Name:  Mitchell A. Kuflik